

Mail Stop 4631

August 13, 2009

via U.S. mail and facsimile

John A. Sorel, Chief Financial Officer
Minerals Technologies Inc.
405 Lexington Avenue
New York, New York 10174-0002

> **RE:**   **Minerals Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 29, 2009 and**
> **June 28, 2009**
> **File No. 1-11430**

Dear Mr. Sorel:

   We have reviewed your response letter dated August 4, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended June 28, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies, page 33

Valuation of long-lived assets, goodwill and other intangible assets, page 33

1. We note that you are testing the Refractories' reportable segment's goodwill for impairment at the reportable segment level, which also appears to be the operating segment level. We further note your disclosure in Note 9 on page 11 in which you recognized asset impairments for the Refractories reportable segment at lower levels

(i.e., Americas Refractories, European Refractories, and Asian Refractories). Please provide us with your analysis of paragraphs 30-31 of SFAS 142 with reference to the guidance in EITF Topic D-101 for your identification of the Refractories' reportable segment as your reporting unit.

2. We note that your annual testing of goodwill for impairment is as of the beginning of the fourth quarter. We further note that during the second quarter of fiscal year 2009, you tested asset groups within the PCC and Refractories reporting unit for recoverability and recognized material impairment charges. Based on your disclosures, it does not appear as though you tested these two reporting units' goodwill for impairment during the second quarter of fiscal year 2009. Further, we note that there was a significant drop in demand for your products beginning in the fourth quarter of fiscal year 2008, which appears to have continued to a greater degree during the first half of fiscal year 2009. Please tell us how you determined that there was not a need to test goodwill for impairment in the interim. Refer to paragraph 28 of SFAS 142 for guidance. To further help us understand your assessment of whether to test goodwill for impairment during an interim period, please provide us with the following for each of your reporting units:
    *   Goodwill balance as of the most recent balance sheet date and last impairment testing date;
    *   Carrying value as of the most recent balance sheet date and last impairment testing date;
    *   Estimated fair value as of the last impairment testing date;
    *   Material assumptions used to estimate fair value for each of the methodologies used as of the last impairment testing date (i.e., projected revenue growth, future operating margins, terminal growth rates, discount rates, EBITDA multiples, revenue multiples, etc.); and
    *   Historical values for the material assumptions as of and for the three fiscal years ended December 31, 2008 and six-months ended June 28, 2009.

3. We note that the asset impairment charges recognized materially impacted your operating results. However, you did not provide disclosures in MD&A regarding the methodology and the material estimates and assumptions made to estimate the fair value of these assets. In future filings beginning with your next Form 10-Q, please provide investors with an understanding as to how you estimated the fair value of these assets. Please also quantify and disclose the material assumptions used in the fair value methodology. Finally, please provide a sensitivity analysis of the material assumptions impact on the estimated fair value using other reasonably likely inputs. Refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief